February 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ampio Pharmaceuticals, Inc.

Form S-4 Registration Statement (File No. 333-170595)

Ladies and Gentlemen:

Ampio Pharmaceuticals, Inc. (the “Company”), hereby withdraws the request for acceleration that was included in the correspondence to the Commission by which Amendment No. 2 to the captioned registration statement on Form S-4 was filed. The Company intends to file an acceleration request at such time as the Staff’s review of the captioned registration statement has been completed.

Sincerely,

Ampio PHARMACEUTICALS, INC.

By:	/s/ Donald B. Wingerter, Jr.
Donald B. Wingerter, Jr. Chief Executive Officer

cc:	Michael Macaluso, Chairman of the Board

Robert W. Walter, Esq., Richardson & Patel, LLP